Exhibit 99.44

ImmunoPrecise Announces Debt Settlement of Previously Issued Debentures

VICTORIA, March 6, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) announces that it wishes to settle up to $796,875 of previously issued debentures including interest by issuing up to 1,328,125 Shares at a price of $0.60 per Share (the “Debt Settlement”). The purpose of the Debt Settlement is to reduce the ongoing debt obligations of the debentures and is subject to the approval of the TSX Venture Exchange.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 17:44e 06-MAR-20